Form SC 13D

PRB Energy, Inc. - PRB

Filed: January 23, 2007 (period: )

Filing by person(s) reporting owned shares of common stock in a public company >5%





UNITED STATES
OMB APPROVAL

SECURITIES AND EXCHANGE
 COMMISSION
OMB Number:
 3235-0145

Washington, D.C. 20549
Expires:
February 28,
2009

SCHEDULE 13D/A
Estimated
average burden
hours per
response. .
14.5
Under the Securities Exchange Act of 1934
 (Amendment No. 3)*




PRB Energy, Inc.

(Name of Issuer)



Common Stock

(Title of Class of Securities)



693535106

(CUSIP Number)



Robert W. Wright

342 Cocoanut Row
Palm Beach, FL 33480
(303) 217-1891

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)



February, 15, 2008

(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.??

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 693535106


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
 Robert W. Wright


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
 ?


(b)
 ?


3.
SEC Use Only


4.
Source of Funds (See Instructions)
 PF


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
 2(d) or 2(e)    ?


6.
Citizenship or Place of Organization
 United States

Number of
 Shares

Beneficial
ly
 Owned by
 Each
 Reporting
 Person
With
7.
Sole Voting Power
 1,223,410(1)



8.
Shared Voting Power
 0



9.
Sole Dispositive Power
 1,223,410(1)



10.
Shared Dispositive Power
 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
 1,314,410(1)(2)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  ??


13.
Percent of Class Represented by Amount in Row (11)
 15.1%


14.
Type of Reporting Person (See Instructions)
 IN







INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 83,125 shares underlying options to purchase common stock which are exercisable within 60 days hereof and 14,285 shares underlying convertible debt which are convertible within 60 days hereof.

(2) Includes 83,500 shares held by spouse and 7,500 shares underlying options, held by spouse, to purchase common stock which are exercisable within 60 days hereof.

2










This Amendment No. 3 to Schedule 13D amends the following sections of Amendment No .2 to the Schedule 13D filed with the Securities and Exchange Commission on January 23, 2007. This Amendment No. 3 is filed to reflect an increase in the percentage of common stock beneficially owned by Robert W. Wright due to purchases of common shares on the open market.

Item 2 ? Identity and Background

Item 2 is hereby amended by replacing sections (b) and (c) with the following:

      (b) 342 Cocoanut Row, Palm Beach, FL 33480.

      (c) Robert W. Wright resigned as Chief Executive Officer of PRB Energy, Inc. effective January 30, 2008.

Item 5 ? Interest in Securities of the Issuer

Item 5 is hereby amended by replacing sections (a), (b) and (c) with the following:

      (a) Robert W. Wright beneficially owns 1,314,410 shares of Common Stock, including (i) 83,500 shares owned by his wife personally and through her IRA,
(ii) options to purchase 83,125 shares which are exercisable within 60 days hereof, (iii) 14,285 shares underlying convertible debt which are convertible within 60 days hereof and (iv) options, owned by his spouse, to purchase
7,500 shares which are exercisable within 60 days hereof, which constitutes 12.2% of the outstanding shares of Common Stock based on Common Stock outstanding as of December 31, 2007.

      (b) Robert W. Wright has sole power to vote or direct the vote of 1,223,410 shares of Common Stock, and sole power to dispose or direct the disposition of 1,223,410 shares of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17,
2007


(Date)





/s/
Robert W.
Wright


(Signatur
e)





Robert W.
Wright


(Name/Tit
le)




3





_______________________________________________
 Created by 10KWizard     www.10KWizard.comSource: PRB Energy, Inc., SC 13D,
January 23, 2007